Exhibit 99.2

EKSPORT

FINANS

NORWAY

FIRST HALF-YEAR

REPORT 2015

Eksportfinans ASA

Financial highlights 3

Report from the board of directors 4

Results 4

Balance sheet 5

Lending 6

Securities 6

Funding 6

Liquidity 6

Regulatory framework 7

Events after the balance sheet date 7

Prospects for the second half-year of 2015 7

Condensed statement of comprehensive income 8

Condensed balance sheet 9

Condensed statement of changes in equity 10

Condensed cash flow statement 11

Notes to the condensed financial statements 12

Report on review of interim financial information 25

Responsibility statement 26

Cover photo: Laila Johnsen (Galdhøpiggen, Norway)

Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’ control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unaudited

Financial highlights

The information for the second quarter and first half-year, respectively, of 2015 and 2014 are unaudited.

Second quarter First half-year

(NOK million) 2015 2014 2015 2014

Net interest income 123 111 224 231

Total comprehensive income 1) (344) (1,498) (486) (3,164)

Return on equity 2) (18.5%) (62.0%) (12.9%) (60.3%)

Net return on average assets and liabilities 3) 0.49% 0.34% 0.41% 0.34%

Net operating expenses / average assets 4) 0.15% 0.11% 0.15% 0.20%

Total assets 76,490 95,945 76,490 95,945

Loans outstanding 5) 32,325 45,510 32,325 45,510

Public sector borrowers or guarantors 6) 38.8% 33.1% 38.8% 33.1%

Core capital adequacy 29.8% 39.0% 29.8% 39.0%

Capital adequacy 7) 29.8% 40.5% 29.8% 40.5%

Exchange rate NOK/USD 8) 7.8568 6.1528 7.8568 6.1528

Definitions

1) Total comprehensive income for the period includes net losses on financial instruments at fair value which amount to NOK 830 million for the first half-year of 2015 compared to net losses of NOK 4,471 million for the first half-year of 2014. For the second quarter of 2015 net losses on financial instruments at fair value amount to NOK 565 million compared to net losses on financial instruments at fair value of NOK 2,137 million in the second quarter of 2014.

2) Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).

3) Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).

4) Net operating expenses (salaries and other administrative expenses + depreciation + other expenses - other income)/average assets (average of opening and closing balance).

5) Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see notes 4, 5 and 6 to the accompanying unaudited condensed financial statements.

6) The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.

7) The core capital ratio and the capital ratio are lower at first half-year 2015 compared to first half-year 2014 due to the introduction of new capital regulations reflecting CRD IV, implemented by the Norwegian Financial Supervisory Authority as of September 30, 2014.

8) Exchange rate at balance sheet date.

First half-year report 2015 3

Report from

the board of directors

Results

Second quarter 2015

Net interest income was NOK 123 million for the second quarter of 2015 compared to NOK 111 million for the same period in 2014. Despite a lower level of interest generating assets, net interest income was higher for the second quarter of 2015 than for the equivalent period in 2014. This was due to the fact that in April 2015, Lehman Brothers International (Europe) (in administration) (“LBIE”) confirmed their acceptance of Eksportfinans’ Close-out Amount calculations in 2008 under the ISDA Master Agreement between LBIE and Eksportfinans. The previously booked contingency related to the above mentioned ISDA Master Agreement was reversed in the second quarter of 2015 with an amount of NOK 26 million.

Total comprehensive income was negative NOK 344 million for the second quarter of 2015. The comparable figure was negative NOK 1,498 for the second quarter of 2014. The negative figures in both quarters were due to unrealized losses on Eksportfinans’ own debt (as explained in the section “Net other operating income”).

First half-year 2015

Net interest income amounted to NOK 224 million for the first half-year of 2015, compared to NOK 231 million for the same period in 2014.

The lower net interest income was mainly a result of the lower level of interest generating assets. The reversal of the contingency described above contributed positively to the net interest income in the first half-year of 2015.

The net return on average assets and liabilities (see “Financial highlights” on page 3) was 0.41 percent for the first half-year of 2015, compared to 0.34 percent for the corresponding period in 2014.

Profit/(loss) for the period

Total comprehensive income in the first half-year of 2015 was negative NOK 486 million, compared to negative NOK 3,164 million for the same period in 2014. The negative figures were primarily due to the reversal of previously unrealized gains on Eksportfinans’ own debt.

Return on equity was negative 12.9 percent for the first half-year of 2015, compared to negative 60.3 percent for the first half-year of 2014. This was also due to the debt-related reversal of previously unrealized gains described above.

Table 1 below shows the calculation of the non-IFRS measure of profit excluding unrealized gains and losses on financial instruments and realized losses hedged by the Portfolio Hedge Agreement (“PHA”), with the corresponding return on equity. This calculation may be of interest to investors because it allows assessment of the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans’ own debt.

Profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA amounted to NOK 114 million for the first half-year of 2015. This was an increase of NOK 33 million compared to the same period in 2014. The primary reason for this increase is a gain in the first quarter of 2015 of around NOK 30 million before tax, related to the realization of ISK 2 billion of previously frozen funds in Iceland through an auction held by the Icelandic central bank. Also affecting this result positively is the reversal of the contingency of NOK 26 million mentioned above. The lower level of interest generating assets had an adverse effect.

Net other operating income

Net other operating income was negative NOK 824 million for the first half-year of 2015 compared to negative NOK 4,466 million in the same period of 2014.

These negative figures are primarily due to large fluctuations in the credit spreads of Eksportfinans’ own debt. These credit spreads increased in late 2011, and have since

First half-year report 2015 4

recovered considerably, leading to unrealized losses for the company. In the first half-year of 2015, unrealized losses on Eksportfinans' own debt amounted to NOK 607 million compared to unrealized losses of NOK 4,465 million in the corresponding period of 2014 (see note 2 to the accompanying unaudited condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 824 million in the first half-year of 2015 (whereof around NOK 813 million is due to the before mentioned credit spread effects), compared to an unrealized loss of NOK 4,443 million in the same period of 2014 (see note 15 to the accompanying unaudited condensed financial statements).

The cumulative unrealized gain on Eksportfinans' own debt, net of derivatives, is NOK 1,486 million as of June 30, 2015 (whereof around NOK 1,480 million is due to credit spread effects), compared to NOK 2,310 million as of December 31, 2014 and NOK 3,890 million as of June 30, 2014.

Total operating expenses

Total operating expenses amounted to NOK 68 million in the first half-year of 2015, compared to NOK 102 million for the same period in 2014. The main reason for this decrease is the high litigation expenses in the first half-year of 2014.

The key ratio of net operating expenses in relation to average assets was 0.15 percent in the first half-year of 2015, compared to 0.20 percent for the corresponding period in 2014. This decrease is due to the aforementioned litigation expenses in the first half-year of 2014.

Balance sheet

Total assets amounted to NOK 76.5 billion at June 30, 2015, compared to NOK 85.6 billion at December 31, 2014, and NOK 96.0 billion at June 30, 2014. The reduction was mainly due to repayments on the debt portfolio.

Outstanding bond debt was NOK 60.6 billion at June 30, 2015, compared to NOK 66.4 billion at December 31, 2014, and NOK 74.8 billion at June 30, 2014. Again, the decrease was mainly due to repayments on the debt portfolio.

The capital ratio was 29.8 percent at June 30, 2015 compared to 24.4 percent at December 31, 2014, and 40.5 percent at June 30, 2014. The core capital ratio was 29.8 percent at June 30, 2015 compared to 24.3 percent at December 31, 2014, and 39.0 percent at June 30, 2014. The decrease in the capital ratios since June 30, 2014 is due to the new capital regulations reflecting CRD IV, implemented by the Norwegian Financial Supervisory Authority ("FSA") as of September 30, 2014. The company's estimate of its core capital ratio at June 30, 2015 according to the capital regulations prior to the implementation of CRD IV was 52 percent (45 percent at December 31, 2014). The reasons for the decrease under the CRD IV regulations are changed risk weights on financial institutions, affecting mainly Eksportfinans' bank guaranteed loans and securities, as well as the CVA (Credit Valuation

Table 1: Non-IFRS profit for the period

	Second quarter		First half-year	
(NOK million)	2015	2014	2015	2014
Comprehensive income according to IFRS	(344)	(1,498)	(486)	(3,164)
Net unrealized losses/(gains)	546	2,124	827	4,444
Unrealized gains/(losses) related to Iceland [1]	0	1	(2)	1
Tax effect of the items above	(148)	(574)	(225)	(1,200)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	54	53	114	81
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA [2]	2.8%	2.9%	3.1%	2.2%

1) Reversal of previously recognized gains/losses (at exchange rates applicable at reporting date).
2) Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

First half-year report 2015 5

Adjustment) charge on financial derivatives.

Lending

The volume of outstanding export loans was NOK 30.5 billion at June 30, 2015, compared to NOK 36.1 billion at December 31, 2014, and NOK 41.1 billion at June 30, 2014.

Eksportfinans' involvement in local government lending totaled NOK 1.9 billion at June 30, 2015, compared to NOK 3.0 billion at December 31, 2014 and NOK 4.3 billion at June 30, 2014.

Securities

The total securities portfolio was NOK 29.4 billion at June 30, 2015 compared to NOK 28.0 billion at December 31, 2014 and NOK 33.0 billion at June 30, 2014.

The securities portfolio consists of two different sub-portfolios. The first is subject to the PHA with Eksportfinans' shareholders which has been in place since February 29, 2008 (the "PHA portfolio"), and the second is maintained for the purpose of liquidity (referred to herein as the "liquidity reserve portfolio").

The fair value of the PHA portfolio was NOK 6.4 billion at June 30, 2015, compared to NOK 6.9 billion at December 31, 2014 and NOK 7.0 billion at June 30, 2014. The PHA portfolio will largely be held to maturity. For further information on the PHA see Note 14 to the accompanying unaudited condensed financial statements.

The fair value of the liquidity reserve portfolio was NOK 23.0 billion at June 30, 2015, compared to NOK 21.1 billion at December 31, 2014 and NOK 26.0 billion at June 30, 2014.

Funding

Eksportfinans did not have the need to seek new funding from the markets during the first half-year of 2015.

Liquidity

As at June 30, 2015, short term liquidity amounted to NOK 27.4 billion, consisting of the liquidity reserve portfolio of NOK 23.0 billion and cash equivalents of NOK 4.4 billion. Including the PHA portfolio of NOK 6.4 billion, total liquidity reserves totaled NOK 33.8 billion

Table 2: Estimated cumulative liquidity

(NOK billion)	Estimated debt maturing [2]	Estimated loan receivables maturing [3]	Estimated investments maturing [4]	Estimated cumulative liquidity [5]
Short-term liquidity at June 30, 2015 [1]				27.4
2015	13.9	4.7	0.5	18.8
2016	26.7	9.2	1.6	2.9
2017	10.1	5.1	1.6	-0.4
2018	1.7	3.7	0.4	1.9
2019	2.3	2.9	0.3	2.8
2020	0.7	2.7	0.4	5.2
2021	2.8	1.2	0.3	4.0
2022	0.7	0.8	0.3	4.4
2023	0.4	0.4	0.3	4.8
2024	0.3	0.4	0.2	5.1
Thereafter	2.2	0.7	0.7	4.3
Total	61.8	32.0	6.7	

1) Short-term liquidity is comprised of the sum of the Liquidity Reserve Portfolio (at fair value) and deposits
2) Principal amount of own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations
3) Represents principal amount of loan receivables
4) Represents principal amount of investments in the PHA portfolio
5) Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term debt maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at June 30, 2015

First half-year report 2015 6

at the end of June 2015.

The company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short and medium term.

A maturity analysis of financial liabilities based on expected maturities is included in note 16 of the accompanying unaudited condensed financial statements.

Table 2 above shows cumulative liquidity, as measured by short-term liquidity as of June 30, 2015, plus the amounts of maturing loans and investments and minus the amounts of maturing bond debt, based on estimated maturities.

During the first half-year of 2015, the liquidity position has been affected by foreign exchange rate fluctuations and adverse movements in key market risk factors, primarily on the debt portfolio. In the first half-year of 2015, high levels on the JPY/USD exchange rate led to shorter estimated maturities on the structured bond portfolio.

Market developments have been within the scenarios covered in the company’s liquidity planning activities. In addition, the company’s USD 1 billion credit facility with its three largest owner banks has been renewed in June 2015. This facility if required, together with liquidity reserves and any loan prepayments, are anticipated to meet liquidity needs going forward.

Regulatory framework

In 2012, related to regulations concerning the calculation of exposures to a single client, the Norwegian FSA granted extended time limits for loans which would otherwise have been in breach of the regulations. The exemption remained for one loan at June 30, 2015, and will stay in place until the loan has reached the regulatory level through scheduled repayments of principal.

Events after the balance sheet date

There are no events after the balance sheet date materially affecting the financial statements.

Prospects for the second half-year of 2015

The board expects stable operations to continue in the second half of 2015. The balance sheet is expected to reduce further due to maturing debt. However, a further weakening of NOK could partly offset this reduction.

Eksportfinans has solid capital and liquidity reserves for the rest of 2015. The board will nevertheless closely monitor the development in the international capital markets and its impact on Eksportfinans’ balance sheet and liquidity in the short and medium term.

Accumulated unrealized gains due to price fluctuations of Eksportfinans’ own debt, amounting to NOK 1,486 million (net of derivatives) as of June 30, 2015, will continue to be reversed as unrealized losses in the future.

Oslo, August 21, 2015

EKSPORTFINANS ASA

The board of directors

First half-year report 2015 7

Condensed statement of comprehensive income

The information for the second quarter and the first half-year of 2015 and 2014 are unaudited.

Second quarter First half-year

(NOK million) 2015 2014 2015 2014 Note

Interest and related income 480 573 964 1,190

Interest and related expenses 357 462 740 959

Net interest income 123 111 224 231

Net commissions related to banking services 0 0 (1) (1)

Net gains/(losses) on

financial instruments at fair value (565) (2,137) (830) (4,471) 2,15

Other income 4 3 7 6

Net other operating income/(loss) (561) (2,134) (824) (4,466)

Total operating income (438) (2,023) (600) (4,235)

Salaries and other administrative expenses 29 25 57 90

Depreciations 4 4 8 8

Other expenses 2 2 3 4

Total operating expenses 35 31 68 102

Pre-tax operating loss (473) (2,054) (668) (4,337)

Taxes (129) (556) (182) (1,173)

Loss for the period (344) (1,498) (486) (3,164)

Other comprehensive income * 0 0 0

Total comprehensive income (344) (1,498) (486) (3,164)

* Items that will not be reclassified to profit or loss

The accompanying notes are an integral part of these condensed financial statements.

First half-year report 2015 8

Unaudited

Condensed balance sheet

(NOK million)	June 30, 2015	Dec 31, 2014	June 30,2014	Note
Loans due from credit institutions [1]	8,617	12,370	14,480	4,6,7
Loans due from customers [2]	28,257	33,372	37,586	5,6,7
Securities	29,383	27,991	33,012	8
Financial derivatives	5,430	7,071	6,786	
Intangible assets	3	4	5	
Property, equipment and investment property	211	217	213	9
Other assets	4,589	4,604	3,863	10
Total assets	**76,490**	**85,629**	**95,945**	
Deposits by credit institutions	1	0	0	
Bond debt [3]	60,606	66,413	74,795	11
Financial derivatives	4,417	5,129	5,441	
Taxes payable	40	372	28	
Deferred tax liabilities	7	229	924	
Other liabilities	2,980	4,600	4,781	12
Provisions	157	161	97	
Subordinated debt	1,008	965	969	
Total liabilities	**69,216**	**77,869**	**87,035**	
Share capital	2,771	2,771	2,771	
Reserve for unrealized gains	1,043	1,043	5,349	
Other equity	3,460	3,946	790	
Total shareholders' equity	**7,274**	**7,760**	**8,910**	
Total liabilities and shareholders' equity	**76,490**	**85,629**	**95,945**	

1) Of NOK 8,617 million at June 30, 2015, NOK 8,430 million is measured at fair value through profit or loss and NOK 187 million is measured at amortized cost. Of NOK 12,370 million at December 31, 2014, NOK 12,180 million is measured at fair value through profit or loss and NOK 190 million is measured at amortized cost. Of NOK 14,480 million at June 30, 2014, NOK 14,307 million is measured at fair value through profit or loss and NOK 173 million is measured at amortized cost.

2) Of NOK 28,257 million at June 30, 2015, NOK 11,944 million is measured at fair value through profit or loss and NOK 16,313 million is measured at amortized cost. Of NOK 33,372 million at December 31, 2014, NOK 15,207 million is measured at fair value through profit or loss and NOK 18,165 million is measured at amortized cost. Of NOK 37,586 million at June 30, 2014, NOK 18,160 million is measured at fair value through profit or loss and NOK 19,426 million is measured at amortized cost.

3) Of NOK 60,606 million at June 30, 2015, NOK 43,833 million is measured at fair value through profit or loss and NOK 16,773 million is measured at amortized cost. Of NOK 66,413 million at December 31, 2014, NOK 47,838 million is measured at fair value through profit or loss and NOK 18,575 million is measured at amortized cost. Of NOK 74,795 million at June 30, 2014, NOK 55,067 million is measured at fair value through profit or loss and NOK 19,728 million is measured at amortized cost.

The accompanying notes are an integral part of these condensed financial statements.

First half-year report 2015 9

Unaudited

Condensed statement of changes in equity

(NOK million)	Share capital	Reserve unrealized gains [1][3]	Other equity[3]	Comprehensive income [2]	Total equity
Equity at January 1, 2014	2,771	5,349	3,955	0	12,075
Profit/(loss) for the period	0	0	0	(3,164)	(3,164)
Equity at June 30, 2014	**2,771**	**5,349**	**3,955**	**(3,164)**	**8,910**
Equity at January 1, 2015	2,771	1,043	3,946	0	7,760
Profit/(loss) for the period	0	0	0	(486)	(486)
Equity at June 30, 2015	**2,771**	**1,043**	**3,946**	**(486)**	**7,274**

1) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian Law.

2) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of June 30, 2015.

3) The allocation of income for the period between the reserve for unrealized gains and other equity show that if the allocation was performed at this date, it would have reduced the reserve for unrealized gains by NOK 588 million and increased other equity by NOK 102 million. The closing balances would have been NOK 455 million for the reserve for unrealized gains, and NOK 4,048 million for other equity.

The accompanying notes are an integral part of these condensed financial statements.

First half-year report 2015 10

Unaudited

Condensed cash flow statement

First half-year

(NOK million) 2015 2014

Pre-tax operating profit/(loss) (668) (4,337)

Provided by operating activities:

Accrual of contribution from the Norwegian government (83) (77)

Unrealized losses/(gains) on financial instruments at fair value 827 4,445

Depreciation 8 8

Principle collected on loans 8,058 13,217

Purchase of financial investments (trading) (9,539) (15,037)

Proceeds from sale or redemption of financial investments (trading) 7,878 8,580

Contribution paid by the Norwegian government 0 337

Taxes paid (373) 0

Changes in:

Accrued interest receivable 281 86

Other receivables 268 (576)

Accrued expenses and other liabilities (1,948) 56

Net cash flow from operating activities 4,709 6,702

Proceeds from sale or redemption of financial investments 1 489

Net cash flow from financial derivatives 3,199 418

Purchases of fixed assets (1) (7)

Net cash flow from investing activities 3,199 900

Change in debt to credit institutions 0 1

Principle payments on bond debt (9,793) (7,626)

Net cash flow from financing activities (9,793) (7,625)

Net change in cash and cash equivalents *) (1,885) (23)

Cash and cash equivalents at beginning of period 6,013 6,254

Effect of exchange rates on cash and cash equivalents 238 56

Cash and cash equivalents *) at end of period 4,366 6,287

*) Cash equivalents are defined as bank deposits with original maturity less than three months.

The accompanying notes are an integral part of these condensed financial statements.

First half-year report 2015 11

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans' first half-year condensed interim financial statements have been presented in accordance with International Financial Reporting Standards (**IFRS**), in line with IFRS as adopted by the European Union (**EU**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements (including information as of and for the year ended December 31, 2014) are the same as those applied in Eksportfinans' annual financial statements of 2014. Those financial statements were approved for issue by the Board of Directors on February 13, 2015 and included in the company's Annual Report on Form 20-F for the year-end December 31, 2014. These policies have been consistently applied to all the periods presented. These financial statements should be read in conjunction with the annual report on Form 20-F for the year ended December 31, 2014. Judgments made in the preparations of these financial statements are the same as those made in the year-end financial statements. The interim financial statements do not include risk disclosures which should be read in conjunction with the annual financial statements.

The information for the three months and six months ended June 30, 2015 and 2014 is unaudited. The information as of and for the year ended December 31, 2014 is derived from the company's audited consolidated financial statements as of and for the year ended December 31, 2014.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Second quarter		First half-year	
(NOK million)	2015	2014	2015	2014
Securities held for trading	(2)	5	(4)	5
Financial derivatives	(18)	(15)	(33)	(30)
Other financial instruments at fair value	1	(3)	34	(2)
Net realized gains/(losses)	**(19)**	**(13)**	**(3)**	**(27)**
Loans and receivables	(24)	(41)	(29)	(11)
Securities [1]	(79)	222	(45)	447
Financial derivatives [2]	226	(222)	(141)	(416)
Bond debt [3] [4]	(663)	(2,085)	(618)	(4,461)
Subordinated debt and capital contribution securities [3] [4]	1	0	11	(4)
Other	(7)	2	(5)	1
Net unrealized gains/(losses)	**(546)**	**(2,124)**	**(827)**	**(4,444)**
Net realized and unrealized gains/(losses)	**(565)**	**2,137)**	**(830)**	**(4,471)**

1) Net unrealized gains/(losses) on securities

	Second quarter		First half-year	
(NOK million)	2015	2014	2015	2014
Securities held for trading	(45)	232	(6)	423
Securities designated as at fair value at initial recognition	(34)	(10)	(39)	24
Total	**(79)**	**222**	**(45)**	**447**

2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 15 of this report, is included with a gain of NOK 38 million as of June 30, 2015 and a loss of NOK 387 million as of June 30, 2014.
3) In the first half-year of 2015, Eksportfinans had an unrealized loss of NOK 607 million (loss of NOK 4,465 million in the corresponding period of 2014) on its own debt. Net of derivatives this amount is an unrealized loss of NOK 824 million (loss of NOK 4,443 million in the same period of 2014).
4) In the first half-year of 2015, Eksportfinans had an unrealized loss of NOK 549 million of financial liabilities classified as level 2 in the fair value hierarchy (loss of NOK 1,313 million in the corresponding period of 2014). Of financial liabilities classified as level 3 in the fair value hierarchy, Eksportfinans had a loss of NOK 58 million (loss of NOK 3,152 million in the same period of 2014).

See note 15 for a presentation of the above table including effects from economic hedging.

First half-year report 2015 12

Unaudited

3. Capital adequacy

Capital adequacy is calculated in accordance with the CRD IV regulations in force from the Financial Supervisory Authority of Norway. These regulations were implemented as of September 30, 2014. The company has adopted the standardized approach to capital requirements. The CRD IV regulations decreases the company's capital ratio, due to changed risk weights on financial institutions, affecting mainly Eksportfinans' bank guaranteed loans and securities, as well as the CVA (Credit Valuation Adjustment) charge on financial derivatives.

Risk-weighted assets and off-balance sheet items

(NOK million)	June 30, 2015		Dec 31, 2014		June 30, 2014	
	Book value	Risk-weighted value	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets	76,490	17,918	85,629	22,213	95,945	12,588
Off-balance sheet items		47		70		23
Operational risk		1,847		1,847		2,315
Total currency risk		603		546		427
Total risk-weighted value		**20,415**		**24,677**		**15,355**

The company's regulatory capital

(NOK million and in percent of risk-weighted value)	June 30, 2015		Dec 31, 2014		June 30, 2014	
Core capital 1)	6,082	29,8 %	5,987	24.3 %	5,983	39.0 %
Additional capital 2)	0	0 %	37	0.1 %	228	1.5 %
Total regulatory capital 3)	**6,082**	**29,8%**	**6,024**	**24.4 %**	**6,212**	**40.5 %**

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.
3) These decreases in the capital ratios were due to the new capital regulations reflecting CRD IV, implemented by the Norwegian FSA as of September 30, 2014. The company's estimate of its core capital ratio at June 30, 2015 according to the capital regulations prior to the implementation of CRD IV is 53 percent. The core capital ratio at December 31, 2014 according to the capital regulations prior to the implementation of CRD IV is estimated to 45 percent. The reasons for the decreases under the CRD IV regulations are changed risk weights on financial institutions, affecting mainly Eksportfinans' bank guaranteed loans and securities, as well as the CVA (Credit Valuation Adjustment) charge on financial derivatives.

4. Loans due from credit institutions

(NOK million)	June 30, 2015	Dec 31,2014	June 30, 2014
Cash equivalents 1)	4,366	6,013	6,287
Other bank deposits and claims on banks 3)	(128)	173	(116)
Loans to other credit institutions, nominal amount (also included in note 6) 2)	4,469	6,268	8,374
Accrued interest on loans and unamortized premium/discount on purchased loans	(21)	(16)	(13)
Adjustment to fair value on loans	(69)	(68)	(52)
Total	**8,617**	**12,370**	**14,480**

1) Cash equivalents are defined as bank deposits with maturity of less than three months.
2) The company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 2,681 million at June 30, 2015, NOK 4,770 million at December 31, 2014 and NOK 4,932 million at June 30, 2014.
3) Due to temporary payment variations.

First half-year report 2015 13

Unaudited

5. Loans due from customers

(NOK million) June 30, 2015 Dec 31,2014 June 30, 2014

Loans due from customers, nominal amount (also included in note 6) 27,856 32,906 37,136

Accrued interest on loans and unamortized premium/discount on purchased loans 362 398 403

Adjustment to fair value on loans 39 68 47

Total 28,257 33,372 37,586

6. Total loans due from credit institutions and customers

Nominal amounts related to loans due from credit institutions (note 4) and customers (note 5), respectively.

(NOK million) June 30, 2015 Dec 31,2014 June 30, 2014

Loans due from credit institutions 4,469 6,268 8,374

Loans due from customers 27,856 32,906 37,136

Total nominal amount 32,325 39,174 45,510

Commercial loans 16,293 21,333 26,432

Government-supported loans 16,032 17,841 19,078

Total nominal amount 32,325 39,174 45,510

Capital goods 8,904 10,112 11,320

Ships 15,184 17,443 18,460

Export-related and international activities *) 6,332 8,535 11,343

Direct loans to Norwegian local government sector 1,177 2,345 2,787

Municipal-related loans to other credit institutions 700 700 1,560

Loans to employees 28 39 40

Total nominal amount 32,325 39,174 45,510

*) Export-related and international activities consist of loans to the following categories of borrowers:

(NOK million) June 30, 2015 Dec 31,2014 June 30, 2014

Shipping 2,760 2,934 3,346

Renewable energy 600 1,950 3,044

Real estate management 668 995 482

Infrastructure 813 977 1,000

Banking and finance 717 626 1,467

Oil and gas 365 485 507

Consumer goods 300 450 871

Environment 109 118 625

Other categories 0 0 1

Total nominal amount 6,332 8,535 11,343

First half-year report 2015 14

Unaudited

7. Loans past due or impaired

(NOK million)	June 30, 2015	Dec 31,2014	June 30, 2014
Interest and principal installment 1-30 days past due	10	0	0
Not matured principal on loans with payments 1-30 days past due	238	0	0
Interest and principal installment 31-90 days past due	0	0	4
Not matured principal on loans with payments 31-90 days past due	0	0	0
Interest and principal installment more than 90 days past due	147	212	178
Not matured principal on loans with payments more than 90 days past due	37	329	374
Total loans past due	**432**	**541**	**556**
Relevant collateral or guarantees received *)	334	440	462
Fair value adjustment on loans past due	64	66	57
Impairments on loans measured at amortized cost	0	0	0

*) A total of NOK 98 million relates to exposure towards Icelandic banks as of June 30, 2015, NOK 101 million as of December 31, 2014 and NOK 94 million as of June 30, 2014, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item 'Net gains/losses on financial instruments at fair value'. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 334 million, the Norwegian government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 98 percent of the amounts in default. The remaining 2 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities and repurchase receivable

(NOK million)	Jun 30, 2015	Dec 31, 2014	Jun 30,2014
Trading portfolio	27,670	26,292	31,085
Other securities at fair value through profit and loss	1,713	1,699	1,927
Total	**29,383**	**27,991**	**33,012**

9. Property, equipment and investment property

(NOK million)	June 30, 2015	Dec 31, 2014	June 30, 2014
Buildings and land in own use	126	130	127
Investment property	77	79	78
Total buildings and land	**203**	**209**	**205**
Other fixed assets	8	8	8
Total fixed assets and investment property	**211**	**217**	**213**

First half-year report 2015 15

Unaudited

10. Other assets

(NOK million)

Jun 30, 2015 Dec 31, 2014 Jun 30,2014

Settlement account 108 Agreement

243 182 176

Cash collateral provided

3,091 3,181 2,633

Collateral deposit *)

1,179 1,115 923

Other

76 126 131

Total other assets

4,589 4,604 3,863

*)The Collateral deposit relates to a USD 150 million deposit of collateral for the benefit of Citibank N.A. to cover Eksportfinans’ day to day settlement activity. This amount can be adjusted up or down depending on settlement activity of Eksportfinans. The deposit shall stay in place while any secured obligations are in place. Citibank is entitled to at any time without prior notice to Eksportfinans to set-off or transfer all or part of the Deposit in or towards satisfaction of all or any part of the secured obligations. The agreement was entered into in 2014.

11. Bond debt

(NOK million)

Jun 30, 2015 Dec 31, 2014 Jun 30,2014

Bond debt

59,964 66,157 79,512

Adjustment to fair value on debt

11 (607) (5,459)

Accrued interest

631 863 742

Total bond debt

60,606 66,413 74,795

12. Other liabilities

(NOK million)

Jun 30, 2015 Dec 31, 2014 Jun 30,2014

Grants to mixed credits

41 44 42

Cash collateral received

2,920 4,508 4,683

Other short-term liabilities

19 48 56

Total other liabilities

2,980 4,600 4,781

13. Segment information

The company is divided into three business areas: Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans extended directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary in 2009. The company also has a treasury department responsible for the day to day risk management and asset and liability management. Income and expenses related to treasury are divided between the three business areas. For income and expenses between the segments, the transactions are at arms length.

First half-year report 2015 16

Unaudited

Income and expenses divided between segments

	Export lending		Municipal lending		Securities	
	First half-year		First half-year		First half-year	
(NOK million)	2015	2014	2015	2014	2015	2014
Net interest income [1]	**146**	**173**	**9**	**9**	**69**	**49**
Commissions and income related to banking services [2]	0	0	0	0	0	0
Commissions and expenses related to banking services [2]	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	31	(1)	0	0	(34)	(25)
Income/expense allocated by volume [4]	2	3	0	1	2	2
Net other operating income	**33**	**2**	**0**	**1**	**(32)**	**(23)**
Total operating income	**179**	**175**	**9**	**10**	**37**	**26**
Total operating expenses	**29**	**50**	**2**	**4**	**38**	**48**
Pre-tax operating profit/(loss)	**150**	**125**	**7**	**6**	**(1)**	**(22)**
Taxes	40	32	2	2	0	(6)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**110**	**93**	**5**	**4**	**(1)**	**(16)**

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.

2) Income/(expense) directly attributable to each segment.

3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.

4) Income/expense, other than interest, in the treasury department has been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

Reconciliation of segment profit measure to total comprehensive income

	First half-year	
(NOK million)	2015	2014
Export lending	110	93
Municipal lending	5	4
Securities	(1)	(16)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**114**	**81**
Net unrealized gains/(losses) [1]	(827)	(4,444)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	2	(1)
Tax effect of the items above	225	1,200
Total comprehensive income	**(486)**	**(3,164)**

1) Reversal of previously recognized loss (at exchange rates applicable at reporting date).

First half-year report 2015 17

Unaudited

14. Material transactions with related parties

The company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge ASA, are considered to be related parties in accordance with IAS 24 Related Party Disclosures. All transactions with related parties are made on market terms.

(NOK million)	Acquired loans 1)	Deposits 2)	Guarantees issued 3)	Guarantees received 4)	PHA 5)
Balance January 1, 2015	4,311	553	89	14,494	(542)
Change in the period	(1,741)	(224)	5	(5,070)	13
Balance June 30, 2015	**2,570**	**329**	**94**	**9,424**	**(529)**
Balance January 1, 2014	4,732	312	73	16,622	(295)
Change of balance January 1, 2014 6)	0	0	0	1,455	0
Change in the period	(191)	7	1	(3,647)	(243)
Balance June 30, 2014	**4,542**	**319**	**74**	**14,430**	**(538)**

1) The company acquired loans from banks. The loans were part of the company's ordinary lending activity, as they were extended to the export industry. Since the selling banks provided a guarantee for the loans, not substantially all of the risk and rewards were transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the company.
3) Guarantees issued by the company to support the Norwegian export industry.
4) Guarantees provided to the company from the related parties.
5) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants in the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date. A negative balance indicates that Eksportfinans owes money to the related parties. For further information see the company's annual report on Form 20-F for the fiscal year ended December 31, 2014, (filed with the Securities and Exchange Commission on April 29, 2015 and published on Eksportfinans' web page, www.eksportfinans.no).
6) Balance at January 1, 2014, has been changed in 2014, due to internal corrections.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed liquidity facility of USD 1 billion to the company. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2015. Eksportfinans has not utilized this credit facility.

First half-year report 2015 18

Unaudited

15. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the company's management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, since derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Second quarter		First half-year	
(NOK million)	2015	2014	2015	2014
Securities [1]	(20)	(10)	(37)	(25)
Other financial instruments at fair value [1]	1	(2)	34	(1)
Net realized gains/(losses)	**(19)**	**(12)**	**(3)**	**(26)**
Loans and receivables [1]	3	(54)	0	(26)
Securities [1]	26	5	10	5
Bond debt [1] [2] [3]	(562)	(2,055)	(816)	(4,422)
Subordinated debt and capital contribution securities [1] [2] [3]	(6)	(9)	(8)	(21)
Other financial instruments at fair value [1]	(5)	0	(4)	(1)
Net unrealized gains/(losses)	**(544)**	**(2,113)**	**(818)**	**(4,465)**
Financial derivatives related to the 108 Agreement [4]	(2)	(12)	(9)	20
Net realized and unrealized gains/(losses)	**(565)**	**(2,137)**	**(830)**	**(4,471)**

1) Including financial derivatives with purpose of economic hedging.
2) Accumulated net gain on own debt is NOK 1,486 million as of June 30, 2015, compared to NOK 3,890 million as of June 30, 2014.
3) In the first half-year of 2015, Eksportfinans had an unrealized loss of NOK 824 million (loss of NOK 4,443 million in the same period of 2014) on its own debt, net of derivatives.
4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Interest, and the interest effect of economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item 'Net gains/(losses) on financial instruments at fair value'. For the first half-year of 2015 and 2014, the company recorded NOK 974 million and NOK 1,162 million respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 1,355 million and NOK 1,236 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded negative NOK 10 million, and positive NOK 28 million, respectively, of interest income on economic hedging instruments and negative NOK 615 million and negative NOK 277 million, respectively, of interest expense on economic hedging instruments.

First half-year report 2015 19

Unaudited

16. Maturity analysis

Maturity analysis of financial assets and liabilities based on expected maturities at June 30, 2015

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	2,570	12	2,458	48	218	5,306
Loans and receivables due from customers	1,249	636	1,942	13,527	16,372	33,726
Securities	636	2,152	17,411	2,327	4,639	27,165
Derivatives net settled	14	55	1,204	662	465	2,402
Derivatives gross settled (pay leg)	(2,487)	(4,054)	(17,843)	(12,842)	(4,079)	(41,304)
Derivatives gross settled (receive leg)	2,518	4,245	18,801	14,094	4,386	44,044
Cash collateral	0	3,091	0	0	0	3,091
Total assets	**4,500**	**6,137**	**23,974**	**17,817**	**22,002**	**74,430**
Liabilities						
Deposits	1	0	0	0	0	1
Non-structured bond debt	7	9,919	20,457	17,002	2,807	50,193
Structured bond debt	1,437	661	2,188	4,551	4,520	13,358
Derivatives net settled	71	83	391	1,644	226	2,415
Derivatives gross settled (pay leg)	4,993	4,182	2,800	6,969	2,220	21,165
Derivatives gross settled (receive leg)	(4,814)	(4,154)	(2,585)	(5,581)	(2,150)	(19,285)
Cash collateral	0	2,920	0	0	0	2,920
Subordinated loans	0	0	1,009	0	0	1,009
Total liabilities	**1,695**	**13,611**	**24,260**	**24,586**	**7,624**	**71,776**

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2014

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	5,143	13	1,068	2,672	254	9,149
Loans and receivables due from customers	305	441	3,536	16,177	19,289	39,748
Securities	493	1,704	11,441	10,845	2,602	27,084
Derivatives net settled	15	85	1,111	1,158	540	2,910
Derivatives gross settled (pay leg)	(5,184)	(8,859)	(17,463)	(20,948)	(4,623)	(57,076)
Derivatives gross settled (receive leg)	5,622	9,167	18,400	22,738	4,853	60,781
Cash collateral	0	4,508	0	0	0	4,508
Total assets	**6,394**	**7,059**	**18,093**	**32,642**	**22,915**	87,104
Liabilities						
Non-structured bond debt	27	153	12,514	34,343	2,564	49,601
Structured bond debt	388	786	5,530	9,156	5,111	20,972
Derivatives net settled	79	84	412	1,821	384	2,779
Derivatives gross settled (pay leg)	560	96	5,746	5,099	1,802	13,304
Derivatives gross settled (receive leg)	(560)	(92)	(4,664)	(4,020)	(1,777)	(11,113)
Cash collateral	0	3,181	0	0	0	3,181
Subordinated loans	0	0	977	0	0	977
Total liabilities	**494**	**4,207**	**20,514**	**46,399**	**8,085**	**79,699**

First half-year report 2015 20

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at June 30, 2014

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	4,590	13	1,698	3,078	271	9,649
Loans and receivables due from customers	753	1,030	3,395	19,307	22,291	46,776
Securities	130	3,655	15,509	11,031	3,924	34,248
Derivatives net settled	47	115	1,233	1,615	632	3,643
Derivatives gross settled (pay leg)	(5,701)	(10,716)	(13,572)	(23,583)	(6,614)	(60,186)
Derivatives gross settled (receive leg)	5,861	10,925	14,014	25,599	7,708	64,108
Cash collateral	0	4,683	0	0	0	4,683
Total assets	**5,680**	**9,706**	**22,277**	**37,046**	**28,212**	**102,921**
Liabilities						
Deposits by credit institutions	0	0	0	0	0	0
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	7	145	12,541	37,544	2,550	52,787
Structured bond debt	3,228	1,919	3,723	6,661	16,454	31,984
Derivatives net settled	70	91	407	1,936	552	3,056
Derivatives gross settled (pay leg)	2,976	3,308	8,119	4,594	7,893	26,890
Derivatives gross settled (receive leg)	(3,051)	(3,218)	(7,668)	(4,097)	(9,275)	(27,309)
Cash collateral	0	2,633	0	0	0	2,633
Subordinated loans	0	0	44	954	0	998
Capital contribution securities	0	0	0	0	0	0
Total liabilities	**3,229**	**4,878**	**17,166**	**47,593**	**18,173**	**91,038**

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system which is further described in our annual financial statements. The actual maturities might differ from these estimations.

17. Fair value of financial instruments

The methodology used for calculating fair values of financial instruments is consistent with the methodology defined in our audited annual report for the fiscal year ending 2014. There has been a change in the input used to calculate the fair value of unstructured bond debt. Historically, the credit spreads applied in the fair value measurement have been derived from current spreads on Eksportfinans' USD benchmarks quoted by Bloomberg. As fewer benchmarks are outstanding and the trading activity in the benchmark is lower, the Company has decided to use broker quotes from the major provider of such quotes in the Norwegian market. These quotes have been compared to the historical benchmark credit spreads observed on Bloomberg to ensure high correlation with historical trading prices. As a result of the change of input to the fair value measurement, unstructured bond debt is transferred from level 2- to level 3 in the fair value hierarchy.

17.1 Sensitivity analysis

Loans due from credit institutions or customers:

The following table shows the unrealized loss of each category of loans by increasing the credit spread by 1 basis point as well as the percentage of total lending portfolio.

	June 30, 2015		December 31, 2014	
(NOK million and percentage)	Sensitivity (1 bp)	Percentage	Sensitivity (1 bp)	Percentage
Direct loans	(0.7)	6.6 %	(0.8)	5.0 %
Loans to municipalities	(0.4)	7.5 %	(0.9)	11.1 %
Collaboration loans	(0.2)	15.2 %	(0.4)	21.0 %
Guaranteed loans	(2.8)	70.7 %	(3.3)	62.9 %
Total loans		**100.0 %**		**100.0 %**

First half-year report 2015 21

Unaudited

The spreads applied for fair value measurement of the combined total lending portfolio are in the range from -4 basis points to 150 basis points as of June 30, 2015 (from -4 basis points to 150 basis points as of year-end 2014). For the combined total lending portfolio over the past two years credit spreads have changed 3.6 basis points per month in 95 percent of the time, representing NOK 14.4 million. As of year-end 2014 a 95 percent confidence interval was less than 1 basis point representing NOK 6 million.

Securities:

Eksportfinans retrieved prices and credit spread quotes from nine different market makers and pricing vendors as of June 30, 2015. Among the nine different quote providers, the major price provider (Bloomberg) covered 91 percent as of June 30, 2015 (91 percent as of year-end 2014). Eksportfinans also holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now non-existent). These securities were priced using recovery rates retrieved from Bloomberg.

Bond debt:

The following table shows the unrealized gain of each category of bond debt by increasing the credit spread by 1 basis point:

	June 30, 2015	December 31, 2014
(NOK million)	Sensitivity (1 bp)	Sensitivity (1 bp)
Unstructured bond debt	7.3	9.2
Structured bond debt	5.2	6.6

The spreads applied for fair value measurement of bond debt are in the range from 75 basis points to 165 basis points as of June 30, 2015 (from 132 basis points to 169 basis points as of year-end 2014).

Subordinated debt:

Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of subordinated debt as of June 30, 2015 by approximately NOK 0.5 million (NOK 0.9 million as of year-end 2014). The spread applied for fair value measurement of the subordinated debt is 87 basis points as of June 30, 2015, resulting in a price of 104.70. As of year-end 2014 the spread applied for fair value measurement of the subordinated debt was 132 basis points, resulting in a price of 103.56.

17.2 Financial assets measured at fair value through profit or loss

	June 30, 2015				December 31, 2014			
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	1,796	6,248	385	8,429	1,728	10,066	384	12,178
Loans due from customers	0	540	11,404	11,944	0	1,735	13,471	15,206
Securities	0	29,383	0	29,383	0	27,991	0	27,991
Financial derivatives	0	4,478	952	5,430	0	5,663	1,408	7,071
Other assets	0	3,091	0	3,091	0	3,181	0	3,181
Total fair value	1,796	43,740	12,741	58,277	1,728	48,636	15,263	65,627

17.3 Financial liabilities measured at fair value through profit or loss

	June 30, 2015				December 31, 2014			
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Unstructured bond debt	0	0	31,345	31,345	0	27,916	0	27,916
Structured bond debt	0	0	12,488	12,488	0	0	19,922	19,922
Financial derivatives	0	3,644	773	4,417	0	4,215	913	5,128
Other liabilities	0	2,925	0	2,925	0	4,514	0	4,514
Subordinated debt	0	0	1,008	1,008	0	0	965	965
Total fair value	0	6,569	45,614	52,183	0	36,645	21,800	58,445

First half-year report 2015 22

Unaudited

Movement of level 3 financial assets

(NOK million)	From January 1, 2015 to June 30, 2015				From January 1, 2014 to June 30, 2014			
	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance	384	13,471	1,408	15,263	476	22,580	1,428	24,484
Total gains or losses *)	21	466	(149)	338	4	31	711	746
Settlements	(20)	(2,533)	(307)	(2,860)	(144)	(6,598)	(142)	(6,884)
Closing balance	385	11,404	952	12,741	336	16,013	1,997	18,346
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	21	466	(123)	364	4	31	860	894

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.

Movement of level 3 financial liabilities

(NOK million)	From January 1, 2015 to June 30, 2015					From January 1, 2014 to June 30, 2014			
	Structured bond debt	Unstructured bond debt	Financial derivatives	Subordinated debt	Total	Bond debt	Financial derivatives	Subordinate d debt	Total
Opening balance	19,922	0	913	965	21,800	25,502	2,208	902	28,612
Total gains or losses *) **)	69	0	283	43	395	3,148	(245)	68	2,971
Settlements	(7,503)	0	(423)	0	(7,926)	(3,252)	(147)	0	(3,399)
Transfers***)	0	31,345	0	0	0	0	0	0	0
Closing balance	12,488	31,345	773	1,008	14,269	25,398	1,816	970	28,184
Total gains or losses *) **) for the period in profit or loss for assets held at the end of the reporting period	384	0	308	43	735	3,838	(96)	68	3,810

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.
**) For liabilities, positive figures are represented as losses and negative figures are represented as gains.
***) Unstructured bond debt is transferred from level 2- to level 3 assets due to lack of observable market data.

First half-year report 2015 23

Unaudited

17.4 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

	Jun 30, 2015		Dec 31,2014		Jun 31, 2014	
(NOK million)	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Assets						
Loans due from credit institutions	8,579	8,617	13,214	12,370	14,435	14,480
Loans due from customers	30,782	28,257	36,448	33,372	40,758	37,586
Securities	29,383	29,383	27,991	27,991	33,012	33,012
Repurchase receivable	0	0	0	0	0	0
Financial derivatives	5,430	5,430	7,071	7,071	6,786	6,786
Other assets	4,589	4,589	4,605	4,605	3,863	3,863
Liabilities						
Deposits by credit institutions	1	1	0	0	0	0
Non-structured bond debt	50,065	48,118	48,879	46,491	51,805	49,398
Structured bond debt	12,488	12,488	19,922	19,922	25,398	25,398
Financial derivatives	4,417	4,417	5,129	5,129	5,441	5,441
Other liabilities	2,984	2,980	4,604	4,599	4,786	4,781
Subordinated debt	1,008	1,008	965	965	969	969

18. Contingencies

Although Eksportfinans is no longer making new loans under the 108 Agreement, the 108 Agreement will remain in effect until all loans issued pursuant to the 108 Agreement have been repaid. Certain practices and procedures that were historically followed under the 108 Agreement were implicitly based on the expectation that the Company would be continuing to make new loans pursuant to the 108 Agreement. As this is no longer the case, there can be no assurance that either Eksportfinans or the Ministry of Trade, Industry and Fisheries (the Ministry) will not determine that changes to the practices and procedures are appropriate. In particular, prior to November 11, 2011, the Company historically followed a procedure in respect of the settlement account of the 108 Agreement which adjusted for differences in funding costs at the date of disbursement and at the date of prepayment of Government supported loans. Subsequent to the discontinuation of its activities in making new Government supported loans, the Company has proposed that such procedures no longer are appropriate. As the Ministry does not agree, the matter will, in accordance with the 108 Agreement, be referred to a court of arbitration. There can be no assurance as to the result of such proceedings. A judgment against the Company could result in the Company being required to transfer amounts to the settlement account of the 108 Agreement that are larger than currently planned, which could adversely affect Eksportfinans' results of operations or financial position.

19. Events after the balance sheet date

There are no events after the balance sheet date materially affecting the financial statements.

First half-year report 2015 24